ARKEMA RECEIVED

2008 JUL 11 A 3:-9

OFFICE OF INTERNATIONAL CORPORATE

July, 9th 2008

Securities and Exchange Commission
Office of International Corporate Finance
100 F Street, N.E., Mail Stop 3628
Washington DC 20549
USA

08003755

PROCESSED
JUL 15 2008
THOMSON REUTERS

Rule 12g3-2(b) Exemption
File No. 082-34965

SUPPL

Dear Sir or Madam,

Enclosed is information ARKEMA :

- made or is required to make public under French law;
- filed or is required to file with and which is made public by Euronext Paris; or
- distributed or is required to distribute to its shareholders.

This information is being furnished under Paragraph (b)(1)(i) of Rule 12g3-2 of the Securities Exchange Act of 1934, as amended ***(the Exchange Act)***, with the understanding that such information and documents will not be deemed "filed" with the U.S. Securities and Exchange Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act, and that neither this letter or the furnishing of such documents and information shall constitute an admission for any purpose that ARKEMA is subject to the Exchange Act.

Yours sincerely,

Vice President Investor Relations

Frédéric GAUVARD

ARKEMA
4-8, cours Michelet
92091 Paris La Défense
Tél. : +33 (01 49 00 80 80 Fax : +33 (01 49 00 83 96

Siège social : ARKEMA - 4-8, cours Michelet - 92800 Puteaux (France)
Société anonyme au capital de 520 868 634 euros
445 074 685 RCS Nanterre - TVA Fr 32 319 632 790

www.arkemagroup.com

ARKEMA

Enclosed documents

- Presse release : " Arkema launches an industrial production project in Europe of a low-GWP fluorinated gas for automotive air-conditioning "

ARKEMA
The world is our inspiration

Press release
Communiqué de presse

Colombes, July 9th 2008

Arkema launches an industrial production project in Europe of a low-GWP fluorinated gas for automotive air-conditioning

Arkema will invest in European production of a new low-GWP[1] fluorinated gas- R1234yf. Beginning in 2011, this new low GWP gas will gradually replace the HFC134a gas currently used in auto AC systems.

As one of the world's leading fluorinated gas producers, Arkema is anticipating more restrictive environmental standards, particularly the adoption of European Directive 2006/40/CE, and is now developing next-generation fluorochemicals to help minimize greenhouse gas emissions.

Arkema has launched a program for the industrialization of a new product, R1234yf, as a 4th generation substitute for HFC134a in automotive air-conditioning systems. R1234yf has a negligible GWP compared to HFC134a.

Arkema is already producing laboratory scale quantities of R1234yf, and intends to produce on an industrial scale in Europe, using an innovative process developed at Arkema, within the time frame established under Directive 2006/40/CE.

The GWP limit imposed on the automotive industry by this European Directive requires the substitution of HFC134a refrigerant fluid used in automotive air-conditioning systems by 2011 for new automotive manufacturing platforms, and by 2017 for every new vehicle sold in Europe.

With this project, Arkema confirms its long-term commitment to meeting customers' needs, in terms of both location (Europe, North America and Asia) and application (mobile and stationary air-conditioning, refrigeration, blowing agents, solvents and aerosols).

Arkema, a world leader in fluorochemicals

A world-scale fluorochemicals producer, Arkema currently operates four industrial facilities on three continents: Pierre-Bénite in France, Zaramillo in Spain, Changshu in China, and Calvert City in the United States. The products manufactured in these four plants are sold under the Forane® trademark to the air-conditioning (construction and automotive), refrigeration, insulating foam, solvent, and aerosol industries.

A global chemical company and France's leading chemicals producer, Arkema consists of three strategically related businesses: Vinyl Products, Industrial Chemicals, and Performance Products. Arkema reports sales of 5.7 billion euros. Arkema has 15,200 employees in over 40 countries and six research centers located in France, the United States and Japan. With internationally recognized brands, Arkema holds leadership positions in its principal markets.

Investor Relations:

Frédéric Gauvard	Tel. : +33 1 49 00 82 53	E-mail : frederic.gauvard@arkema.com
Sophie Fouillat	Tel. : +33 1 49 00 86 37	E-mail : sophie.fouillat@arkema.com

Press Contacts:

Jacques Badaroux	Tel. : +33 1 49 00 71 34	E-mail : jacques.badaroux@arkema.com
Sybille Chaix	Tél. : +33 1 49 00 70 30	E-mail : sybille.chaix@arkema.com

[1] Global Warming Potential, which characterizes every gas in terms of greenhouse effect.

END